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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Transaction in Own Shares – November 1, 2006
99.2	Notice of Supplement to the Prospectus dated 13 January 2006 – November 2, 2006
99.3	Full text of Supplement to the Prospectus dated 13 January 2006 – November 2, 2006
99.4	Directors / PDMR Shareholding – November 2, 2006
99.5	Transaction in Own Shares – November 2, 2006
99.6	Transaction in Own Shares – November 7, 2006
99.7	Transaction in Own Shares – November 8, 2006
99.8	Transaction in Own Shares – November 9, 2006
99.9	Transaction in Own Shares – November 10, 2006
99.10	Transaction in Own Shares – November 13, 2006
99.11	Transaction in Own Shares – November 14, 2006
99.12	Transaction in Own Shares – November 15, 2006
99.13	Transaction in Own Shares – November 16, 2006
99.14	Transaction in Own Shares – November 17, 2006
99.15	Director / PDMR Shareholding – November 21, 2006
99.16	Transaction in Own Shares – November 21, 2006
99.17	Transaction in Own Shares – November 22, 2006
99.18	Notice of Results – November 22, 2006
99.19	Transaction in Own Shares – November 24, 2006
99.20	Transaction in Own Shares – November 27, 2006
99.21	Directorate Change – November 28, 2006
99.22	Transaction in Own Shares – November 28, 2006
99.23	Transaction in Own Shares – November 29, 2006
99.24	Transaction in Own Shares – November 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	December 1, 2006	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary